Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 3

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Newport Apartments
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 308 units ● Currently 94.2% occupied (as of 12/19) ● Rental range: $791 to $1,137
Location of Project	3466 N. Beltline Road Irving, TX 75062
Purchase Price	$20,850,000 on 9/30/2015
Total Project Cost	$23,400,000
Proposed Financing (Subject to Change and Satisfaction of Contingencies)

●         $19,830,000 first mortgage loan Refi 10/6/17

●         10 year term/30 year amortization

●         4.485% interest rate / 4.446% actual 360 rate

●         N/A % commitment fee

●         Guaranteed

●         Prepayment penalty present

●         Interest rate Cap

●         Extension Options

Nature of Company’s Interest in Project Entity	Partnership Interest
Amount of Actual or Anticipated Investment	$110,000.00
Fees and Compensation to Sponsor	Acquisition, Asset Management, Construction Management, Property Management, Utility Billing Management
Distributions to Sponsor

First, to each Partner in proportion to the positive balance in each Partner’s Preference Account, until all such positive balances are eliminated.

Second, sixty percent (60%) to Class B Partners pro rata in accordance with their Class B Ownership Interests, and forty percent (40%) to the Class C Partners pro rata in accordance with their Ownership Interests.